Registration No. 333-267082

1940 Act No. 811-05903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.Exact name of trust:

FT 10340

B.Name of depositor:

FIRST TRUST PORTFOLIOS L.P.

C.Complete address of depositor's principal executive offices:

120 East Liberty Drive

Suite 400

Wheaton, Illinois 60187

D.Name and complete address of agents for service:

Copy to:

JAMES A. BOWEN	ERIC F. FESS
c/o First Trust Portfolios L.P.	c/o Chapman and Cutler LLP
120 East Liberty Drive	320 South Canal Street
Suite 400	27th Floor
Wheaton, Illinois 60187	Chicago, Illinois 60606

E.Title and Amount of Securities Being Registered:

An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.Approximate date of proposed sale to public:

As soon as practicable after the effective date of the Registration Statement.

|X|	Check box if it is proposed that this filing will become effective on October 14, 2022 at 2:00 p.m. pursuant to Rule 487.

________________________________

             Market Strength Allocation Select Portfolio, Series 51

                                    FT 10340

FT 10340 is a series of a unit investment trust, the FT Series. FT 10340 consists of a single portfolio known as Market Strength Allocation Select
Portfolio, Series 51 (the "Trust"). The Trust invests in a diversified portfolio of common stocks (the "Securities"). The Trust seeks above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED
OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 FIRST TRUST(R)

                                  800-621-1675

                The date of this prospectus is October 14, 2022

                               Table of Contents

Summary of Essential Information                                               3
Fee Table                                                                      4
Report of Independent Registered Public Accounting Firm                        5
Statement of Net Assets                                                        6
Schedule of Investments                                                        7
The FT Series                                                                 11
Portfolio                                                                     12
Risk Factors                                                                  12
Public Offering                                                               14
Distribution of Units                                                         17
The Sponsor's Profits                                                         18
The Secondary Market                                                          18
How We Purchase Units                                                         18
Expenses and Charges                                                          19
Tax Status                                                                    19
Retirement Plans                                                              21
Rights of Unit Holders                                                        22
Income and Capital Distributions                                              22
Redeeming Your Units                                                          23
Removing Securities from the Trust                                            24
Amending or Terminating the Indenture                                         25
Information on the Sponsor and Trustee                                        25
Other Information                                                             26

                  Summary of Essential Information (Unaudited)

             Market Strength Allocation Select Portfolio, Series 51
                                    FT 10340

   At the Opening of Business on the Initial Date of Deposit-October 14, 2022

                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon

Initial Number of Units (1)                                                                                         55,961
Fractional Undivided Interest in the Trust per Unit (1)                                                           1/55,961
Public Offering Price:
Public Offering Price per Unit (2)                                                                              $   10.000
    Less Initial Sales Charge per Unit (3)                                                                           (.000)
                                                                                                                __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                      10.000
    Less Deferred Sales Charge per Unit (3)                                                                          (.225)
                                                                                                                __________
Redemption Price per Unit (5)                                                                                        9.775
    Less Creation and Development Fee per Unit (3)(5)                                                                (.050)
    Less Organization Costs per Unit (5)                                                                             (.025)
                                                                                                                __________
Net Asset Value per Unit                                                                                        $    9.700
                                                                                                                ==========
Cash CUSIP Number                                                                                               30328R 243
Reinvestment CUSIP Number                                                                                       30328R 250
Fee Account Cash CUSIP Number                                                                                   30328R 268
Fee Account Reinvestment CUSIP Number                                                                           30328R 276
Pricing Line Product Code                                                                                           143944
Ticker Symbol                                                                                                       FNBGKX

First Settlement Date                                October 18, 2022
Mandatory Termination Date (6)                       October 15, 2024
Income Distribution Record Date                      Tenth day of each June and December, commencing December 10, 2022.
Income Distribution Date (7)                         Twenty-fifth day of each June and December, commencing December 25, 2022.
_____________

(1) As of the Evaluation Time on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units.
On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.75% of the Public Offering Price per Unit (equivalent to 2.75% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price at the
Evaluation Time on the business day prior to the Initial Date of Deposit. If a
Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. See "Public Offering-The Value of the
Securities." Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York
Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee will be deducted from the assets of the
Trust at the end of the initial offering period and the estimated organization costs per Unit will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. If Units are redeemed prior to any such reduction, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) The Trustee will distribute money from the Income and Capital Accounts, as determined at the semi-annual Record Date, semi-annually on the twenty-fifth day of each June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital
Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions."

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering"
and "Expenses and Charges." Although the Trust has a term of approximately two years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                      Amount
                                                                                                                      per Unit
                                                                                                                      ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                                                 0.00%(a)      $.000
   Deferred sales charge                                                                                2.25%(b)      $.225
   Creation and development fee                                                                         0.50%(c)      $.050
                                                                                                        _____         _____
   Maximum sales charge (including creation and development fee)                                        2.75%         $.275
                                                                                                        =====         =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                                         .250%(d)      $.0250
                                                                                                        =====         ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees                               .080%         $.0080
   Trustee's fee and other operating expenses                                                           .138%(f)      $.0138
                                                                                                        _____         ______
      Total                                                                                             .218%         $.0218
                                                                                                        =====         ======

                                    Example

This example is intended to help you compare the cost of investing in the
Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown. The example also assumes a 5% return on your investment each year and that the
Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you sell or redeem your Units at the end of each period, would be:

                          1 Year            2 Years
                          ______            _______
                          $322              $344

The example will not differ if you hold rather than sell your Units at the end of each period.
_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.75% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.225 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing January 20, 2023.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.
If you purchase Units after the initial offering period, you will not be assessed the creation and development fee.

(d) Estimated organization costs will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per
Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for the Trust do not include brokerage costs and other portfolio transaction fees for the Trust. In certain circumstances the
Trust may incur additional expenses not set forth above. See "Expenses and
Charges."

                             Report of Independent
                       Registered Public Accounting Firm

To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of FT 10340

Opinion on the Statement of Net Assets

We have audited the accompanying statement of net assets of FT 10340, comprising Market Strength Allocation Select Portfolio, Series 51 (the
"Trust"), one of the series constituting the FT Series, including the schedule of investments, as of the opening of business on October 14, 2022 (Initial
Date of Deposit), and the related notes. In our opinion, the statement of net assets presents fairly, in all material respects, the financial position of the Trust as of the opening of business on October 14, 2022 (Initial Date of
Deposit), in conformity with accounting principles generally accepted in the
United States of America.

Basis for Opinion

This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit. We are a public accounting firm registered with the Public
Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and
Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of net assets. Our audit also included evaluating the accounting principles used and significant estimates made by the Trust's
Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the
Trust for the purchase of securities, as shown in the statement of net assets, as of the opening of business on October 14, 2022, by correspondence with the
Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
October 14, 2022

We have served as the auditor of one or more investment companies sponsored by
First Trust Portfolios L.P. since 2001.

                            Statement of Net Assets

             Market Strength Allocation Select Portfolio, Series 51
                                    FT 10340

   At the Opening of Business on the Initial Date of Deposit-October 14, 2022

                                   NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                             $559,614
Less liability for reimbursement to Sponsor for organization costs (3)                                           (1,399)
Less liability for deferred sales charge (4)                                                                    (12,591)
Less liability for creation and development fee (5)                                                              (2,798)
                                                                                                               ________
Net assets                                                                                                     $542,826
                                                                                                               ========
Units outstanding                                                                                                55,961
Net asset value per Unit (6)                                                                                   $  9.700

                             ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                          $559,614
Less maximum sales charge (7)                                                                                   (15,389)
Less estimated reimbursement to Sponsor for organization costs (3)                                               (1,399)
                                                                                                               ________
Net assets                                                                                                     $542,826
                                                                                                               ========
______________

                        NOTES TO STATEMENT OF NET ASSETS

The Trust is registered as a unit investment trust under the Investment
Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) The Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of October 15, 2024.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $1,000,000 has been allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the
Trust. These costs have been estimated at $.0250 per Unit. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public
Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of
$.225 per Unit, payable to the Sponsor in three equal monthly installments beginning on January 20, 2023 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through March 20, 2023. If Unit holders redeem Units before March 20,
2023, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period in the case of organization costs or the close of the initial offering period in the case of the creation and development fee.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.75% of the Public Offering
Price (equivalent to 2.75% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                            Schedule of Investments

             Market Strength Allocation Select Portfolio, Series 51
                                    FT 10340

   At the Opening of Business on the Initial Date of Deposit-October 14, 2022

                                                                                Percentage
                                                                                of Aggregate    Number    Market       Cost of
Ticker Symbol and                                                               Offering        of        Value per    Securities to
Name of Issuer of Securities (1)(3)                                             Price           Shares    Share        the Trust (2)
___________________________________                                             ____________    ______    _________    _____________
COMMON STOCKS (100%):
Communication Services (4%):
GOOG         Alphabet Inc. (Class C) *                                                 1%          56     $  99.71      $  5,584
META         Meta Platforms Inc. (Class A) *                                           1%          43       130.29         5,602
NTDOY        Nintendo Co., Ltd. (ADR) +                                                1%         543        10.31         5,598
TLK          PT Telekomunikasi Indonesia (ADR) +                                       1%         202        27.76         5,608
Consumer Discretionary (10%):
DECK         Deckers Outdoor Corporation *                                             1%          16       343.19         5,491
HRB          H&R Block, Inc.                                                           1%         142        39.43         5,599
PPRUY        Kering (ADR) +                                                            1%         128        43.71         5,595
LVMUY        LVMH Moet Hennessy Louis Vuitton SE (ADR) +                               1%          46       121.83         5,604
NKE          NIKE, Inc. (Class B)                                                      1%          62        89.56         5,553
PII          Polaris Inc.                                                              1%          57        98.84         5,634
TGT          Target Corporation                                                        1%          36       154.12         5,548
TJX          The TJX Companies, Inc.                                                   1%          86        65.18         5,605
BLD          TopBuild Corp. *                                                          1%          33       170.26         5,619
WSM          Williams-Sonoma, Inc.                                                     1%          46       122.24         5,623
Consumer Staples (11%):
CASY         Casey's General Stores, Inc.                                              1%          27       206.05         5,563
ABEV         Companhia de Bebidas das Americas (Ambev) (ADR) +                         1%       1,977         2.83         5,595
COST         Costco Wholesale Corporation                                              1%          12       467.99         5,616
DAR          Darling Ingredients Inc. *                                                1%          71        78.44         5,569
DEO          Diageo Plc (ADR) +                                                        1%          33       167.14         5,516
HSY          The Hershey Company                                                       1%          25       227.80         5,695
NSRGY        Nestle S.A. (ADR) +                                                       1%          53       105.40         5,586
PEP          PepsiCo, Inc.                                                             1%          32       174.61         5,587
TSN          Tyson Foods, Inc. (Class A)                                               1%          85        65.45         5,563
WMMVY        Wal-Mart de Mexico, S.A.B. de C.V. (ADR) +                                1%         154        36.35         5,598
WMT          Walmart, Inc.                                                             1%          42       132.28         5,556
Energy (11%):
CNQ          Canadian Natural Resources Limited +                                      1%         102        54.63         5,572
CVE          Cenovus Energy Inc. +                                                     1%         315        17.77         5,598
CVX          Chevron Corporation                                                       1%          34       165.28         5,620
CIVI         Civitas Resources, Inc.                                                   1%          82        68.64         5,628
COP          ConocoPhillips                                                            1%          46       122.74         5,646
DVN          Devon Energy Corporation                                                  1%          77        72.25         5,563
EOG          EOG Resources, Inc.                                                       1%          44       127.34         5,603
EQNR         Equinor ASA +                                                             1%         157        35.52         5,577

                       Schedule of Investments (cont'd.)

             Market Strength Allocation Select Portfolio, Series 51
                                    FT 10340

   At the Opening of Business on the Initial Date of Deposit-October 14, 2022

                                                                                Percentage
                                                                                of Aggregate    Number    Market       Cost of
Ticker Symbol and                                                               Offering        of        Value per    Securities to
Name of Issuer of Securities (1)(3)                                             Price           Shares    Share        the Trust (2)
___________________________________                                             ____________    ______    _________    _____________
Energy (cont'd.):
XOM          Exxon Mobil Corporation                                                   1%          55     $ 101.87      $  5,603
MTDR         Matador Resources Company                                                 1%          88        63.50         5,588
VLO          Valero Energy Corporation                                                 1%          46       120.86         5,560
Financials (8%):
AFG          American Financial Group, Inc.                                            1%          43       130.48         5,611
AON          AON Plc +                                                                 1%          20       281.50         5,630
BLK          BlackRock, Inc.                                                           1%          10       566.03         5,660
CMA          Comerica Incorporated                                                     1%          77        72.44         5,578
HDB          HDFC Bank Ltd. (ADR) +                                                    1%          97        57.65         5,592
PFBC         Preferred Bank                                                            1%          79        70.42         5,563
PPERY        PT Bank Mandiri (Persero) Tbk (ADR) +                                     1%         457        12.23         5,589
RF           Regions Financial Corporation                                             1%         268        20.88         5,596
Health Care (15%):
ABT          Abbott Laboratories                                                       1%          55       102.47         5,636
ABBV         AbbVie Inc.                                                               1%          39       142.92         5,574
ABC          AmerisourceBergen Corporation                                             1%          39       142.05         5,540
BMY          Bristol-Myers Squibb Company                                              1%          79        70.77         5,591
CI           Cigna Corporation                                                         1%          19       297.64         5,655
CORT         Corcept Therapeutics Incorporated *                                       1%         200        27.97         5,594
CSLLY        CSL Limited (ADR) +                                                       1%          64        87.32         5,588
JNJ          Johnson & Johnson                                                         1%          34       165.15         5,615
MRK          Merck & Co., Inc.                                                         1%          61        92.49         5,642
NVO          Novo Nordisk A/S (ADR) +                                                  1%          53       104.83         5,556
PFE          Pfizer Inc.                                                               1%         130        42.98         5,587
RHHBY        Roche Holding AG (ADR) +                                                  1%         139        40.38         5,612
TMO          Thermo Fisher Scientific Inc.                                             1%          11       510.54         5,616
UNH          UnitedHealth Group Incorporated                                           1%          11       509.91         5,609
VRTX         Vertex Pharmaceuticals Incorporated *                                     1%          19       296.54         5,634
Industrials (17%):
AYI          Acuity Brands, Inc.                                                       1%          33       171.20         5,650
AGCO         AGCO Corporation                                                          1%          50       111.71         5,585
BAESY        BAE Systems Plc (ADR) +                                                   1%         151        37.17         5,613
CSL          Carlisle Companies Incorporated                                           1%          19       293.63         5,579
CAT          Caterpillar Inc.                                                          1%          31       183.14         5,677
DE           Deere & Company                                                           1%          15       367.17         5,508
EMR          Emerson Electric Co.                                                      1%          69        80.79         5,574
FERG         Ferguson Plc +                                                            1%          52       108.07         5,620
GD           General Dynamics Corporation                                              1%          24       229.13         5,499

                       Schedule of Investments (cont'd.)

             Market Strength Allocation Select Portfolio, Series 51
                                    FT 10340

   At the Opening of Business on the Initial Date of Deposit-October 14, 2022

                                                                                Percentage
                                                                                of Aggregate    Number    Market       Cost of
Ticker Symbol and                                                               Offering        of        Value per    Securities to
Name of Issuer of Securities (1)(3)                                             Price           Shares    Share        the Trust (2)
___________________________________                                             ____________    ______    _________    _____________
Industrials (cont'd):
OMAB         Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. +                    1%         101     $  55.62      $  5,618
HUBB         Hubbell Incorporated                                                      1%          25       226.51         5,663
LMT          Lockheed Martin Corporation                                               1%          14       405.96         5,683
NOC          Northrop Grumman Corporation                                              1%          11       501.44         5,516
PH           Parker-Hannifin Corporation                                               1%          22       259.16         5,702
UFPI         UFP Industries Inc.                                                       1%          77        72.87         5,611
UNP          Union Pacific Corporation                                                 1%          28       196.74         5,509
UPS          United Parcel Service, Inc. (Class B)                                     1%          34       163.66         5,564
Information Technology (15%):
ACN          Accenture Plc +                                                           1%          22       257.46         5,664
ADBE         Adobe Incorporated *                                                      1%          19       294.74         5,600
AAPL         Apple Inc.                                                                1%          39       142.99         5,577
AMAT         Applied Materials, Inc.                                                   1%          70        79.42         5,559
AVGO         Broadcom Inc.                                                             1%          13       437.97         5,694
INFY         Infosys Limited (ADR) +                                                   1%         310        18.05         5,595
LFUS         Littelfuse, Inc.                                                          1%          27       204.18         5,513
MA           Mastercard Incorporated                                                   1%          19       293.96         5,585
MSFT         Microsoft Corporation                                                     1%          24       234.24         5,622
NXPI         NXP Semiconductors N.V. +                                                 1%          39       143.17         5,584
ON           ON Semiconductor Corporation *                                            1%          92        60.63         5,578
QCOM         QUALCOMM Incorporated                                                     1%          50       112.86         5,643
TSM          Taiwan Semiconductor Manufacturing Company Ltd. (ADR) +                   1%          84        66.62         5,596
TEL          TE Connectivity Ltd. +                                                    1%          50       111.46         5,573
TXN          Texas Instruments Incorporated                                            1%          36       154.34         5,556
Materials (9%):
BHP          BHP Group Ltd (ADR) +                                                     1%         111        50.24         5,577
FMC          FMC Corporation                                                           1%          48       116.52         5,593
NUE          Nucor Corporation                                                         1%          45       124.00         5,580
NTR          Nutrien Ltd. +                                                            1%          65        86.58         5,628
RS           Reliance Steel & Aluminum Co.                                             1%          30       187.04         5,611
RIO          Rio Tinto Plc (ADR) +                                                     1%          99        56.43         5,587
SQM          Sociedad Quimica y Minera de Chile S.A. (ADR) +                           1%          65        86.37         5,614
STLD         Steel Dynamics, Inc.                                                      1%          69        81.02         5,590
VALE         Vale S.A. (ADR) +                                                         1%         409        13.67         5,591
                                                                                     ____                               ________
                  Total Investments                                                  100%                               $559,614
                                                                                     ====                               ========
___________

See "Notes to Schedule of Investments" on page 10.

                        NOTES TO SCHEDULE OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such
Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on
October 14, 2022. Such purchase contracts are expected to settle within two business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-
the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The cost of Securities to the Trust may not compute due to rounding the market value per share. The valuation of the
Securities has been determined by the Sponsor. In accordance with Financial
Accounting Standards Board Accounting Standards Codification 820, "Fair Value
Measurement," the Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the
Securities to the Sponsor and the cost of the Securities to the Trust) are
$561,482 and $1,868, respectively.

(3) Common stocks of companies headquartered or incorporated outside the
United States comprise approximately 30% of the investments of the Trust
(consisting of Australia, 2%; Brazil, 2%; Canada, 3%; Chile, 1%; Denmark, 1%;
France, 2%; India, 2%; Indonesia, 2%; Ireland, 2%; Japan, 1%; Mexico, 2%; The
Netherlands, 1%; Norway, 1%; Switzerland, 3%; Taiwan, 1% and United Kingdom,
4%).

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.

* This Security represents a non-income producing security.

                        The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the
FT Series. The series to which this prospectus relates, FT 10340, consists of a single portfolio known as Market Strength Allocation Select Portfolio,
Series 51.

The Trust was created under the laws of the State of New York by a Trust
Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New
York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor,
governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS
OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-
621-1675, DEPT. CODE 2.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the
Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the
Initial Date of Deposit (as set forth in "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the
Securities.

Since the prices of the Securities will fluctuate daily, the ratio of
Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy
Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the
Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First
Trust as a factor in selecting such broker/dealers.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the
Securities and, except as described in "Removing Securities from the Trust,"
will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the
Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute
Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the
Trust acquires will be identical to those from the failed contract.

                          Portfolio

Objective.

The Trust seeks above-average capital appreciation.

Portfolio Selection Process.

The Trust invests in a diversified portfolio of common stocks of companies that exhibit financial strength from five distinct segments of the market. The five market segments are weighted based on the following allocations as of the date the portfolio was selected:

Capital Strength                             30%
Dividend Strength                            20%
SMid Capital Strength                        20%
International Capital Strength               20%
Emerging Markets Strength                    10%

Through our selection process we seek to find the companies that we believe have the best prospects for above-average capital appreciation.

Identify the universe. The first step in our selection process is to identify each universe from which we will select the stocks for the five market segments. Each universe contains stocks selected specifically for each component of the allocation.

Screen for financial strength. The next step in our process is to evaluate companies based on multiple factors. These factors are designed to identify those stocks which exhibit strong fundamental characteristics and to eliminate those that do not meet our investment criteria.

Examine historical financial results. The next step in our process is to look for those companies that have earned a net cash flow return on investment that is above the average of their peers.

Select companies with attractive valuations. The final step in our process is to select companies based on the fundamental analysis of our team of research analysts. The stocks selected for the portfolio are those that meet our investment objective, trade at attractive valuations and, in our opinion, are likely to exceed market expectations of future cash flows.

Additional Portfolio Contents.

In addition to the investments described above, the Trust invests in: foreign securities (including American Depositary Receipts) and companies with various market capitalizations.

As with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                        Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the Trust's
Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors'
perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase, negatively impacting issuers.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Market Risk. Market risk is the risk that a particular security, or Units of the Trust in general, may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Units of the Trust could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, political turbulence or other events could have a significant negative impact on the Trust and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Trust's portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trust's Units and result in increased market volatility.

In February 2022, Russia commenced a military attack on Ukraine. In response, various countries, including the United States, issued broad-ranging sanctions on Russia and certain Russian companies and individuals. The hostilities between the two countries may escalate and any existing or future sanctions could have a severe adverse effect on Russia's economy, currency, companies and region as well as negatively impact other regional and global economic markets of the world, companies in such countries and various sectors, industries and markets for securities and commodities globally, such as oil and natural gas, and may have a negative effect on a Trust's investments and performance beyond any direct exposure to Russian issuers or those of adjoining geographic regions. Russia may also take retaliatory actions or countermeasures, such as cyberattacks and espionage, which may negatively impact the countries and companies in which the Trust may invest. The extent and duration of the military action or future escalation of such hostilities;
the extent and impact of existing and any future sanctions, market disruptions and volatility; and the result of any diplomatic negotiations cannot be predicted. These and any related events could have a significant negative impact on certain of the Trust's investments as well as the Trust's performance, and the value or liquidity of certain Securities held by the
Trust may decline significantly.

An outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019. The COVID-19 global pandemic and the ensuing policies enacted by governments and central banks have caused and may continue to cause significant volatility and uncertainty in global financial markets, negatively impacting global growth prospects. While the U.S. has resumed
"reasonably" normal business activity, many countries continue to impose lockdown measures. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty and may exacerbate other pre-existing political, social and economic risks. Additionally, there is no guarantee that vaccines will be effective against emerging variants of the disease.

Governments and central banks, including the Federal Reserve, have taken extraordinary and unprecedented actions to support local and global economies and financial markets. These measures have included, among other policy responses, a $700 billion quantitative easing program, a reduction of the
Federal funds rate to near-zero, and numerous economic stimulus packages. The impact of these and additional measures taken in the future, and whether they will be effective in mitigating economic and market disruptions, including upward pressure on prices, will not be known for some time. As a means to fight inflation, the Federal Reserve has raised interest rates and expects to continue to do so and has announced that it intends to reverse previously implemented quantitative easing.

Dividends. Certain of the Securities held by the Trust may currently pay dividends, but there is no guarantee that the issuers of the Securities will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Foreign Securities. Certain of the Securities held by the Trust are issued by foreign entities, which makes the Trust subject to more risks than if it invested solely in domestic securities. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by
non-U.S. issuers may pay dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the
U.S. dollar value of these dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

American Depositary Receipts/ADRs and similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United
States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Emerging and Developing Markets. Certain of the Securities held by the Trust are issued by companies headquartered or incorporated in countries considered to be emerging or developing markets or have significant business operations in emerging or developing markets. Risks of investing in emerging and developing countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns,

higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, less information about emerging and developing market companies is publicly available due to differences in regulatory, accounting, audit and financial recordkeeping standards and information that is available may be unreliable or outdated.
Moreover, the rights and remedies associated with emerging and developing market investment securities may be different than those available for investments in more developed markets. Furthermore, emerging and developing market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging and developing markets are often considered speculative.

Small and/or Mid Capitalization Companies. Certain of the Securities held by the Trust are issued by small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Large Capitalization Companies. Certain of the Securities held by the Trust are issued by large capitalization companies. The return on investment in stocks of large capitalization companies may be less than the return on investment in stocks of small and/or mid capitalization companies. Large capitalization companies may also grow at a slower rate than the overall market.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trust has become more susceptible to potential operational risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the Trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Sponsor of the Trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trust through "hacking" or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of the Trust's third-party service providers, or issuers in which the Trust invests, can also subject the Trust to many of the same risks associated with direct cybersecurity breaches. The Sponsor of, and third-party service provider to, the Trust have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the
Trust does not directly control the cybersecurity systems of issuers or third-
party service providers.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

                       Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under
"Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the
Income and/or Capital Accounts.

Although you are not required to pay for your Units until two business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of
1934, as amended.

Organization Costs. Securities purchased with the portion of the Public
Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust.
Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the
Sponsor for Trust organization costs, the Trustee will sell additional
Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the
Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally
$1,000 worth of Units ($500 if you are purchasing Units for your Individual
Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge of 2.75% per Unit is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of
2.75% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.225 per
Unit). On the Initial Date of Deposit, and any other day the Public Offering
Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the Public Offering Price per Unit exceeds $10.00 and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.075 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from January 20, 2023 through
March 20, 2023. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 2.25% of the Public
Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 2.25% of the Public Offering Price (equivalent to 2.302% of the net amount invested).

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 2.75% per Unit and the maximum dealer concession is 2.00% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer
(a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee

Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a
Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of the Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the
Sponsor, our related companies, and dealers and their affiliates will purchase
Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts.
However, if the purchase price of your Units was less than $10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Sponsor will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the
Public Offering Price of the Units according to this valuation. This Public
Offering Price will be effective for all orders received before the Evaluation
Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open.
For purposes of Securities and Unit settlement, the term business day does not include days on which U.S. financial institutions are closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Sponsor deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Sponsor, an appropriate secondary exchange, if any. If no trades occur on the Primary
Exchange or any appropriate secondary exchange on a specific trade date, the
Sponsor will determine the value of the Securities using the best information available to the Sponsor, which may include the prior day's evaluated price.
If the Security is an American Depositary Receipt/ADR, Global Depositary
Receipt/GDR or other similar security in which no trade occurs on the Primary
Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Sponsor deems appropriate. For purposes of valuing Securities traded on The NASDAQ Stock
Market, LLC(R), closing sale price shall mean the Nasdaq(R) Official Closing
Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are

not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Sponsor deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities,
(b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S.
dollars based on current exchange rates (unless the Sponsor deems such prices inappropriate as a basis for evaluation). If the Sponsor deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Sponsor shall use such other information available to the Sponsor which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                    Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All
Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust.
This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 2.00% of the Public Offering Price per
Unit, subject to reductions set forth in "Public Offering-Discounts for
Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                     Additional
(in millions)                                   Concession
__________________________________________________________
$25 but less than $100                              0.035%
$100 but less than $150                             0.050%
$150 but less than $250                             0.075%
$250 but less than $1,000                           0.100%
$1,000 but less than $5,000                         0.125%
$5,000 but less than $7,500                         0.150%
$7,500 or more                                      0.175%

Dealers and other selling agents will not receive a concession on the sale of
Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met.
Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time.
Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of this
Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the
Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades.
Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected;
various unit investment trust features such as convenience and costs; and
options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3)
information from publications such as Money, The New York Times, U.S. News and
World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                    The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee.
Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Notes to Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                    The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except fees to value
Trust Securities and Trustee costs to transfer and record the ownership of
Units. We may discontinue purchases of Units at any time. IF YOU WISH TO
DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE
MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your
Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                    How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the
Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any.

However, the amount you will receive is the same as you would have received on redemption of the Units.

                    Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income
Account of the Trust if funds are available, and then from the Capital
Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and will be compensated for providing portfolio supervisory services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As Sponsor, we will be compensated for providing evaluation services and we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

The fees payable to the Sponsor, First Trust Advisors L.P. and the Trustee are
based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The
"creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests (i.e., participating in litigation concerning a portfolio security) and the costs of indemnifying the Trustee;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the
Trust. In addition, if there is not enough cash in the Income or Capital
Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See
"Tax Status."

                         Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of the Trust as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a broker/dealer or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust.
This summary may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital Distributions"
section of the prospectus for more information.

The Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If the Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by the
Trust.

Income from the Trust.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary income dividends, capital gain dividends and return of capital.
Income reported is generally net of expenses (but see "Treatment of Trust
Expenses" below). Ordinary income dividends are generally taxed at your ordinary income tax rate, however, certain dividends received from the Trust may be taxed at the capital gains tax rates. Generally, all capital gain dividends are treated as long-term capital gains regardless of how long you have owned your Units. In addition, the Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your Units and thus increase your taxable gain or decrease your loss when you dispose of your Units. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Some distributions from the Trust may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. The distributions from the
Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any.
Distributions from the Trust, including capital gains, may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a RIC such as the Trust are generally taxed at the same rates that apply to long-
term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income
("QDI") received by the Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, the Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction with respect to certain ordinary income dividends on Units that are attributable to qualifying dividends received by the Trust from certain corporations.

Sale of Units.

If you sell your Units (whether to a third party or to the Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your
Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your
Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash. Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income.  If the Trust holds an equity interest in PFICs, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions from the PFICs, even if all the income or gain is distributed in a timely fashion to the Trust Unit holders. The Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes if the taxes are imposed at the Trust level. The Trust may be able to make an election that could limit the tax imposed on the Trust. In this case, the Trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income.

Under this election, the Trust might be required to recognize income in excess of its distributions from the PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of determining the application of the 4% excise tax imposed on RICs that do not meet certain distribution thresholds. Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Investors.

If you are a non-U.S. investor, distributions from the Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends and short-
term capital gains dividends, may not be subject to U.S. withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S. withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution.

Separately, the United States, pursuant to the Foreign Account Tax Compliance
Act ("FATCA") imposes a 30% tax on certain non-U.S. entities that receive U.S.
source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This FATCA tax also currently applies to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If the Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. The Trust would have to meet certain IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in "Redeeming Your Units," you may request an In-Kind Distribution of Trust assets when you redeem your
Units. This distribution is subject to tax, and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                      Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                   Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account.
Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the
Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any)
distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

By February 15th yearly, the Annual Reports are posted to the Sponsor's website (www.ftportfolios.com) in the UIT Tax Center and retrievable by CUSIP.
You may also request one be sent to you by calling the Sponsor at 800-621-
1675, dept. code 2. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Sponsor to enable you to comply with applicable federal and state tax reporting requirements.

              Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a
Record Owner. The Trustee will credit dividends received on the Trust's
Securities to the Income Account of the Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital
Account of the Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute money from the Income and Capital Accounts, as determined at the semi-annual Record Date, semi-annually on the twenty-fifth day of each June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital
Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. If the Trustee does not have your taxpayer identification number ("TIN"), it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return.
However, you should check your statements to make sure the Trustee has your
TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record
Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of the
Trust to pay the deferred sales charge to the Sponsor. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, you will receive a pro rata share of the money from the sale of the Securities and amounts in the
Income and Capital Accounts. All Unit holders will receive a pro rata share of any other assets remaining in your Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such
Trust. There is no sales charge on Units acquired through the Distribution
Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The
Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because the Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST
DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                    Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your
Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Two business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading).
However, if the redemption request is received after 4:00 p.m. Eastern time
(or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the
NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the
Income Account if funds are available for that purpose, or from the Capital
Account. All other amounts paid on redemption will be taken from the Capital
Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption
Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind
Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 10 business days prior to the Trust's Mandatory
Termination Date will be honored. Where possible, the Trustee will make an In-
Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the
Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If
Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

             Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" in the case of the Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust which is a
"regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of
Securities, exchanged securities or property will be credited to the Capital
Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell
Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such
Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

            Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests
(as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the
Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary
Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60%
of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory
Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the
Discretionary Liquidation Amount and could therefore be terminated before the
Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the
Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

You will receive a cash distribution from the sale of the remaining
Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

           Information on the Sponsor and Trustee

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $545 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East
Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of
December 31, 2021, the total partners' capital of First Trust Portfolios L.P.
was $125,276,503.

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 240 Greenwich Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your
Trust, please contact the Trustee at its unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State
Department of Financial Services and the Board of Governors of the Federal
Reserve System, and its deposits are insured by the Federal Deposit Insurance
Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the
Trustee's case) or reckless disregard of our obligations and duties. The
Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the
Trustee will not be liable for any action it takes in good faith under the
Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Trustee and Unit holders may rely on the accuracy of any evaluation prepared by the Sponsor. The Sponsor will make determinations in good faith based upon the best available information, but will not be liable to the
Trustee or Unit holders for errors in judgment.

                      Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 320 S. Canal St., Chicago, Illinois
60606. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                    This page is intentionally left blank.

                                 FIRST TRUST(R)

             Market Strength Allocation Select Portfolio, Series 51
                                    FT 10340

                                    Sponsor:

                          First Trust Portfolios L.P.

                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                    Trustee:

                          The Bank of New York Mellon

                              240 Greenwich Street
                            New York, New York 10286
                                  800-813-3074
                             24-Hour Pricing Line:
                                  800-446-0132
  Please refer to the "Summary of Essential Information" for the Product Code.
                            ________________________

  When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
       for a future series, in which case you should note the following:

  THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
  NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT
  SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO
       SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE ILLEGAL.
                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

               - Securities Act of 1933 (file no. 333-267082) and

               - Investment Company Act of 1940 (file no. 811-05903)

 Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information
 regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

  Information about the Trust is available on the EDGAR Database on the SEC's
                         Internet site at www.sec.gov.

                     To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC
                          100 F Street, N.E.
                          Washington, D.C. 20549
          e-mail address: publicinfo@sec.gov

                                October 14, 2022

               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                                 FIRST TRUST(R)

                                 The FT Series

                             Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT
10340 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated October 14, 2022. Capitalized terms have been defined in the prospectus.

                               Table of Contents

Risk Factors
   Securities                                                                  1
   Dividends                                                                   1
   Foreign Issuers                                                             1
   Emerging and Developing Markets                                             2
   Small and/or Mid Capitalization Companies                                   3
Securities Selected for Market Strength Allocation Select Portfolio,
  Series 51                                                                    3

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the
Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the
Sponsor believes that adequate information will be available to allow the
Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies.
Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the
Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.
In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act.
Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable.
Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging and Developing Markets. The following section applies to individual
Trusts which contain Securities issued by, or which invest in, companies from certain emerging or developing markets. Compared to more mature markets, some emerging and developing markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of emerging and developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging and developing markets, registrars are not subject to effective government supervision nor are they always independent from issuers.
The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging and developing markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging and developing markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging and developing markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging and developing markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging and developing markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currencies. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many emerging and developing countries are considerable.

Another risk common to most emerging and developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend, to a large degree, upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies.
While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Securities Selected for Market Strength Allocation Select Portfolio, Series 51

                               CAPITAL STRENGTH

Communication Services
______________________

Alphabet Inc. (Class C), headquartered in Mountain View, California, operates as a holding company. The company, through its subsidiaries, provides web-
based search, maps, advertisements, software applications, mobile operating systems, consumer content, enterprise solutions, commerce and hardware products. The company was created in 2015 as the parent company of Google Inc.
and several other companies that were owned by or tied to Google Inc.

Meta Platforms Inc. (Class A), headquartered in Menlo Park, California, is an information technology company. The company designs and operates various social media products that enable people to connect and share data through mobile devices and other platforms.

Consumer Discretionary
______________________

NIKE, Inc. (Class B), headquartered in Beaverton, Oregon, develops and sells footwear and apparel for men, women and children for competitive and recreational wear, and designed for specific sports. The company's other brands include "Converse" and "Hurley."

Consumer Staples
________________

Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-
quality, nationally branded and select private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located internationally.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages internationally, including "Pepsi," "Gatorade," "Mountain Dew,"
"Sierra Mist," "Tropicana" and "Aquafina" brands. In North America, the company's Frito-Lay segment offers a variety of chips, snacks and dips, including "Doritos," "Ruffles" and "Cheetos."

Walmart, Inc., headquartered in Bentonville, Arkansas, is an international consumer staples company. The company owns and operates retail department stores, supercenters, full-line supermarkets and warehouse clubs.

Energy
______

Devon Energy Corporation, headquartered in Oklahoma City, Oklahoma, together with its subsidiaries, is an energy company engaged primarily in oil and gas exploration, development and production. The company's operations are concentrated in the United States and Canada.

EOG Resources, Inc., headquartered in Houston, Texas, along with its subsidiaries, explores for, develops, produces and markets crude oil and natural gas. The company operates in the United States, Canada, Trinidad and other international areas.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products.
The company also explores for and mines coal and other mineral properties, makes and sells petrochemicals and owns interests in electrical power generation facilities.

Health Care
___________

AbbVie Inc., headquartered in North Chicago, Illinois, is a research-based pharmaceuticals company. The company discovers, develops and commercializes advanced therapies in immunology, oncology, women's health, neuroscience and other areas.

AmerisourceBergen Corporation, headquartered in Conshohocken, Pennsylvania, is a wholesale distributor of pharmaceuticals and related health care services to a variety of health care providers.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes biopharmaceutical products globally. The company focuses on producing drugs to treat serious diseases.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells health care products, medical devices and pharmaceuticals globally. The company provides research and other related support and services for the consumer, pharmaceutical and medical diagnostic markets.

Pfizer Inc., headquartered in New York, New York, is a research-based pharmaceutical company. The company develops, manufactures and sells medicines, vaccines, medical devices and consumer health care products worldwide.

Thermo Fisher Scientific Inc., headquartered in Waltham, Massachusetts, provides technology-based instruments, systems and components that offer solutions for markets ranging from life sciences to telecommunications to food, drug and beverage production.

UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is a diversified health and well-being company that provides services in the United
States and internationally. The company provides benefit plans and services for employers of all sizes and for individuals, pharmacy services and programs, claims processing and patient support programs.

Vertex Pharmaceuticals Incorporated, headquartered in Boston, Massachusetts, discovers, develops and markets small molecule drugs that address the treatment of viral diseases, cancer, autoimmune and inflammatory diseases and neurological disorders.

Industrials
___________

Caterpillar Inc., headquartered in Deerfield, Illinois, makes earthmoving, construction and materials handling machinery and equipment. The company also provides financing and insurance and distributes its equipment through a global network of dealers.

Deere & Company, headquartered in Moline, Illinois, manufactures and distributes farm equipment and machines used in construction, earthmoving and forestry.

Emerson Electric Co., headquartered in St. Louis, Missouri, is a diversified manufacturing company. The company designs, makes and sells electrical, electromechanical and electronic products and systems.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, is a global security and aerospace company that is principally engaged in the research, design and manufacture of advanced technology products and services. The company operates globally and its products and services focus on defense, intelligence, homeland security, cybersecurity and information technology.

Northrop Grumman Corporation, headquartered in Falls Church, Virginia, is a security company providing advanced technology in aerospace systems, electronic systems and information systems. The company's products include but are not limited to aircraft, laser systems, microelectronics, satellite communications, as well as various military defense systems supporting national intelligence.

Information Technology
______________________

Adobe Incorporated, headquartered in San Jose, California, is a software company. The company develops, markets and supports software products and technologies for creative professionals, marketers, application developers, enterprises and consumers.

Apple Inc., headquartered in Cupertino, California, is a technology company.
The company designs, manufactures and markets personal computers, related personal computing and mobile communication devices through the company's retail and online stores, resellers and third-party wholesalers.

Applied Materials, Inc., headquartered in Santa Clara, California, is an information technology company. The company develops, manufactures, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Broadcom Inc., headquartered in San Jose, California, is a semiconductor manufacturer. The company's product portfolio serves multiple applications within various communication and industrial markets.

Mastercard Incorporated, headquartered in Purchase, New York, with its subsidiaries, develops and markets payment solutions, processes payment transactions and provides consulting services to customers and merchants worldwide. The company provides services for credit and debit cards, automated teller machines, electronic cash and travelers checks.

Microsoft Corporation, headquartered in Redmond, Washington, is a technology company. The company develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools.

ON Semiconductor Corporation, headquartered in Phoenix, Arizona, designs, manufactures, and markets semiconductor components worldwide. The company's products are used in a variety of industries, including automotive, networking and telecom, medical diagnostics, and more.

Materials
_________

Nucor Corporation, headquartered in Charlotte, North Carolina, and its subsidiaries, are engaged in the manufacture and sale of steel products internationally. The company's products include hot-rolled, cold-rolled and galvanized sheet, cold finished steel, bar steel and more.

                               DIVIDEND STRENGTH

Consumer Discretionary
______________________

Target Corporation, headquartered in Minneapolis, Minnesota, is a general merchandise retailer. The company specializes in discount stores featuring moderately-priced merchandise and groceries. The company also offers a fully integrated online business.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, is an off-
price apparel and home fashions retailer. The company operates "T.J. Maxx,"
"Marshalls," "HomeGoods" and "T.K. Maxx" stores in the United States and internationally.

Consumer Staples
________________

The Hershey Company, headquartered in Hershey, Pennsylvania, is a consumer products company. The company manufactures, distributes and sells chocolate and non-chocolate, confectionery and grocery products in the United States and internationally.

Tyson Foods, Inc. (Class A), headquartered in Springdale, Arkansas, produces, processes and markets a variety of food products consisting of value-enhanced chicken, fresh and frozen chicken, beef and pork products and prepared foods.

The company also produces flour and corn tortillas, taco shells and high-
protein animal food ingredients. The company's products are marketed through its food service, wholesale membership clubs, retail and international divisions.

Energy
______

Chevron Corporation, headquartered in San Ramon, California, is an integrated energy company. The company explores, develops and produces crude oil and natural gas and refines it into industrial petroleum products.

ConocoPhillips, headquartered in Houston, Texas, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Valero Energy Corporation, headquartered in San Antonio, Texas, is an independent petroleum refining and ethanol producing company. The company is engaged in the production, transportation and marketing of environmentally clean fuels and products.

Financials
__________

BlackRock, Inc., headquartered in New York, New York, is an investment management company which offers a range of equity, fixed income, cash management and alternative investment products. The company also provides risk management services to fixed income institutional investors.

Comerica Incorporated, headquartered in Dallas, Texas, conducts a general commercial banking business in the United States, Canada and Mexico. The company's services include corporate, consumer and private banking, institutional trust and investment management, international finance and trade services.

Regions Financial Corporation, headquartered in Birmingham, Alabama, is a regional bank holding company operating full-service banking offices in
Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee and
Texas.

Health Care
___________

Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, manufactures and sells a wide range of health care products and services worldwide. The company specializes in nutritional, vascular, diagnostics and pharmaceutical products.

Cigna Corporation, headquartered in Bloomfield, Connecticut, is an insurance company. The company offers life, accident, dental and health insurance along with other products and services to individuals, families and businesses.

Merck & Co., Inc., headquartered in Kenilworth, New Jersey, is a global health care company that discovers, develops and markets a broad range of human and animal health care products and services. The company also administers managed prescription drug programs.

Industrials
___________

General Dynamics Corporation, headquartered in Reston, Virginia, is an aerospace and defense company. The company's products and services include business aviation, combat vehicles, weapons systems, information technology services and marine systems.

Parker-Hannifin Corporation, headquartered in Cleveland, Ohio, manufactures fluid power systems, electromechanical controls and related components. The company sells its products to original equipment manufacturers and end users in commercial and military aerospace markets.

Union Pacific Corporation, headquartered in Omaha, Nebraska, is a railway transportation company. Together with its subsidiaries, the company transports a variety of products, including automotive parts, finished vehicles, chemicals, grains, commodities, foods and beverages.

United Parcel Service, Inc. (Class B), headquartered in Atlanta, Georgia, delivers packages and documents both domestically and internationally. In addition, the company provides management of supply chains and logistic services for major corporations worldwide.

Information Technology
______________________

QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones, infrastructure products, transportation management information systems and ground stations.

Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.

Materials
_________

FMC Corporation, headquartered in Philadelphia, Pennsylvania, operates as a chemical company serving the agricultural, industrial, and consumer markets worldwide. The company's agricultural products business segment manufactures and sells proprietary insecticides and herbicides used for the protection of cotton, corn, rice, cereals, vegetables and other crops.

                             SMID CAPITAL STRENGTH

Consumer Discretionary
______________________

Deckers Outdoor Corporation, headquartered in Goleta, California, engages in the design, production, and brand management of footwear for outdoor activities and casual lifestyle use.

H&R Block, Inc., headquartered in Kansas City, Missouri, is a holding company whose subsidiaries provide tax-related services, investment services through broker/dealers, mortgage services, personal productivity software, accounting and consulting services to business clients.

Polaris Inc., headquartered in Medina, Minnesota, designs, engineers and makes snowmobiles, all-terrain vehicles, motorcycles and personal watercraft. The company manufactures in the United States, Canada and Western Europe.

TopBuild Corp., headquartered in Daytona Beach, Florida, is an insulation products company. The company installs and distributes insulation and other building products, including fireplaces, gutters and roofing materials.

Williams-Sonoma, Inc., headquartered in San Francisco, California, operates retail stores, mainly under the names "Williams-Sonoma," "Pottery Barn" and
"Hold Everything," and mail order catalogs, which offer cooking and serving equipment, casual home furnishings, accessories and housewares, and household storage products.

Consumer Staples
________________

Casey's General Stores, Inc., headquartered in Ankeny, Iowa, operates convenience stores in small towns in the Midwest. The stores offer food, beverages and non-food products such as health and beauty aids, tobacco products, automotive products and gasoline by company stores and from the wholesale sale of merchandise items and gasoline to franchised stores.

Darling Ingredients Inc., headquartered in Irving, Texas, is a consumer products company. The company develops and produces sustainable natural ingredients from edible and inedible bio-nutrients that are used in the pharmaceutical, food, pet food, feed, industrial, fuel, bioenergy and fertilizer industries.

Energy
______

Civitas Resources, Inc., headquartered in Denver, Colorado, is an oil and natural gas company. The company is focused on developing and producing crude oil, natural gas and natural gas liquids in Colorado's Denver-Julesburg Basin.

Matador Resources Company, headquartered in Dallas, Texas, is an independent energy company engaged in the exploration and production of oil and natural gas resources. The company primarily holds interest in the South and Southwest regions of the United States.

Financials
__________

American Financial Group, Inc., headquartered in Cincinnati, Ohio, is a holding company. Through its subsidiaries, the company is engaged primarily in the sale of property and casualty insurance, specialized commercial products for businesses, retirement annuities, and life and supplemental health insurance products.

Preferred Bank, headquartered in Los Angeles, California, provides commercial, international, real estate and consumer lending banking services. The company operates in California.

Health Care
___________

Corcept Therapeutics Incorporated, headquartered in Menlo Park, California, is a pharmaceutical company that discovers and develops drugs for the treatment of severe psychiatric, oncologic and metabolic disorders.

Industrials
___________

Acuity Brands, Inc., headquartered in Atlanta, Georgia, engages in the design, production and distribution of indoor and outdoor lighting equipment for commercial, institutional and residential use. The company operates primarily in North America, Europe and Asia.

AGCO Corporation, headquartered in Duluth, Georgia, is primarily engaged in the manufacturing and distribution of agricultural equipment and related replacement parts worldwide.

Carlisle Companies Incorporated, headquartered in Scottsdale, Arizona, engages in the manufacture and distribution of products to various industries worldwide. The company produces construction materials, electronic and technology components, braking and friction systems and food service products.

Hubbell Incorporated, headquartered in Shelton, Connecticut, makes electrical and electronic products for commercial, industrial and telecommunications applications. The company's products include connectors, receptacles, plugs, lighting fixtures and voice and data signal processing components. The company operates in the United States and internationally.

UFP Industries Inc., headquartered in Grand Rapids, Michigan, through its subsidiaries, designs, manufactures, treats and distributes lumber products for retail, industrial and construction markets. The company also produces wood-alternative products.

Information Technology
______________________

Littelfuse, Inc., headquartered in Chicago, Illinois, is a leading manufacturer and seller of fuses and other circuit protection devices for use in the electronic, automotive and general industrial markets. The company manufactures and sells a wide range of electronic circuit protection products, including miniature and subminiature fuses, protectors and resettables.

Materials
_________

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is a metals service center company that provides cutting, leveling, sawing, machining and electropolishing services. The company operates processing and distribution facilities throughout the United States and worldwide.

Steel Dynamics, Inc., headquartered in Fort Wayne, Indiana, is a manufacturer of steel products and a metals recycler. The company operates in three segments: steel operations, metals recycling and steel fabrication.

                        INTERNATIONAL CAPITAL STRENGTH

Communication Services
______________________

Nintendo Co., Ltd. (ADR), headquartered in Kyoto, Japan, together with its subsidiaries, manufactures and markets home-use video games globally. The company also produces related software used in conjunction with its television-
compatible entertainment systems.

Consumer Discretionary
______________________

Kering (ADR), headquartered in Paris, France, is a luxury fashion company. The company manufactures and sells a wide range of products in retail stores worldwide.

LVMH Moet Hennessy Louis Vuitton SE (ADR), headquartered in Paris, France, is a luxury goods company whose business activities are divided into five business groups: Wines and Spirits; Perfumes and Cosmetics; Watches and
Jewelry; Fashion and Leather Goods; and Selective Retailing.

Consumer Staples
________________

Diageo Plc (ADR), headquartered in London, England, markets and distills alcoholic beverages. Liquor and beer products include the premium brand names
"Smirnoff," "J&B," "Johnnie Walker," "Baileys," "Harp" and "Guinness Stout."

Nestle S.A. (ADR), headquartered in Vevey, Switzerland, is that country's largest industrial company, as well as the world's largest food company. The company's subsidiaries produce and sell beverages, milk products, culinary products, frozen food, chocolate, ready-to-eat dishes, refrigerated products, food service products, pet food, pharmaceuticals and cosmetics.

Energy
______

Canadian Natural Resources Limited, headquartered in Calgary, Canada, is a senior independent oil and natural gas exploration, development and production company. The company's operations are focused in Western Canada, the North Sea and offshore West Africa.

Cenovus Energy Inc., headquartered in Calgary, Canada, is an integrated oil company with production facilities in Alberta and Saskatchewan and interests in refineries in Illinois and Texas.

Equinor ASA, headquartered in Stavanger, Norway, is the largest integrated oil and gas company in Scandinavia, producing oil and gas from the Norwegian
Continental Shelf and other regions.

Financials
__________

AON Plc, incorporated in Ireland and headquartered in London, England, through its subsidiaries, provides insurance and risk management, consulting, and insurance underwriting solutions worldwide.

Health Care
___________

CSL Limited (ADR), headquartered in Parkville, Australia, develops, manufactures and markets human pharmaceutical and diagnostic products derived from human plasma. The company's products include pediatric and adult vaccines, infection and pain medicine, antivenoms, anticoagulants, skin disorder remedies and immunoglobulins.

Novo Nordisk A/S (ADR), headquartered in Bagsvaerd, Denmark, is a health care company that specializes in products for the treatment of diabetes, as well as products in the areas of coagulation disorders, human growth hormones and hormone replacement.

Roche Holding AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. The company produces prescription and non-prescription drugs, fine chemicals, vitamins and diagnostic equipment. The company manufactures and distributes its products worldwide.

Industrials
___________

BAE Systems Plc (ADR), headquartered in London, England, manufactures products for the military defense sector and the civil aircraft market. The company's military products include aircraft, submarines and assorted ships, electronics, sensors and assorted ammunition and weapons systems. The company's civil aircraft operations include the manufacturing of planes and jet wings, and various engineering services.

Ferguson Plc, headquartered in Wokingham, England, is a distributor of plumbing and heating products. The company offers plumbing and heating solutions to contractors and consumers in North America and Europe.

Information Technology
______________________

Accenture Plc, headquartered in Dublin, Ireland, is a professional services company. The company provides management consulting, technology services, and outsourcing services to clients to improve the client's business performance.

NXP Semiconductors N.V., headquartered in Eindhoven, the Netherlands, is a global semiconductor company that designs semiconductors and software for consumer electronics, mobile communications, in-car entertainment, security applications and networking.

TE Connectivity Ltd., headquartered in Schaffhausen, Switzerland, provides engineered electronic components, network solutions, undersea telecommunication systems and wireless systems.

Materials
_________

BHP Group Ltd (ADR), headquartered in Melbourne, Australia, operates as an international diversified natural resources company. The company explores for, develops and markets petroleum, potash, aluminum, nickel, manganese ore and alloys, copper, silver and lead, among other resources. The company serves various utilities, steel producers and industrial users.

Nutrien Ltd., headquartered in Saskatchewan, Canada, is a provider of crop inputs and services such as potash, nitrogen, and phosphate products. The company serves clients in the agricultural, industrial, and feed industries.

Rio Tinto Plc (ADR), headquartered in London, England, is engaged in finding, mining and processing the earth's mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.

                           EMERGING MARKETS STRENGTH

Communication Services
______________________

PT Telekomunikasi Indonesia (ADR), headquartered in Bandung, Indonesia, provides fixed line telecommunications services in Indonesia. The company also offers electronic mail, mobile communication and cellular phone services.

Consumer Staples
________________

Companhia de Bebidas das Americas (Ambev) (ADR), headquartered in Sao Paulo,
Brazil, is engaged in the production and distribution of beer, soft drinks and other non-alcoholic and non-carbonated beverages in South America, Latin
America and Canada. The company has license agreements with both Anheuser-
Busch and Pepsi for production and distribution of their products.

Wal-Mart de Mexico, S.A.B. de C.V. (ADR), headquartered in Mexico City,
Mexico, is a retail chain operator, which sells food, clothing, and other merchandise in Mexico and Central America.

Financials
__________

HDFC Bank Ltd. (ADR), headquartered in Mumbai, India, a private sector bank, provides financial services to corporations, and middle and upper-income individuals in India.

PT Bank Mandiri (Persero) Tbk (ADR), headquartered in Jakarta, Indonesia, is the result of a merger of four state-owned banks. The bank offers a full line of retail and commercial banking services and has other international branch locations.

Industrials
___________

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., headquartered in
Apodaca, Mexico, operates international airports in the northern and central regions of Mexico. The airports serve Monterrey, Acapulco, Mazatlan,
Zihuatanejo and several other regional centers and border cities.

Information Technology
______________________

Infosys Limited (ADR), headquartered in Bangalore, India, provides consulting and information technology services primarily in North America, Europe, and the Asia-Pacific region. The company targets businesses specializing in the insurance, banking, telecommunication and manufacturing sectors.

Taiwan Semiconductor Manufacturing Company Ltd. (ADR), headquartered in
Hsinchu, Taiwan, manufactures integrated circuits based on its proprietary designs. The company offers a comprehensive set of integrated circuit fabrication processes to manufacture CMOS logic, mixed-mode, volatile and non-
volatile memory and BiCMOS chips.

Materials
_________

Sociedad Quimica y Minera de Chile S.A. (ADR), headquartered in Santiago,
Chile, manufactures various specialty plant nutrition products, including sodium nitrate, potassium nitrate, potassium sulfate, and sodium potassium nitrate, which are used on tobacco, coffee, vegetables, sugar cane and other high-value crops. The company also produces industrial chemicals, iodine and lithium. The company markets its products worldwide.

Vale S.A. (ADR), headquartered in Rio de Janeiro, Brazil, is a large producer and exporter of iron ore and pellets, as well as a producer of manganese and ferro-alloys, which are very important raw materials for steelmaking. The company also produces copper, bauxite, kaolin, potash, alumina and aluminum.

We have obtained the foregoing company descriptions from third-party sources we deem reliable.

Undertaking

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS OF REGISTRATION STATEMENT

A.	Bonding Arrangements of Depositor:

First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B.	This Registration Statement on Form S-6 comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Exhibits

SIGNATURES

The Registrant, FT 10340, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT 3529; FT 3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT 3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT 4260; FT 4746; FT 4789; FT 5039; FT 5415; FT 7033; FT 7256; FT 7935; FT 8495; FT 8669; FT 8713; FT 8740; FT 8746; FT 8758; FT 8817; FT 8955; FT 8956; FT 8965; FT 8976; FT 8978; FT 8993; FT 8994; FT 8997; FT 9039; FT 9040; FT 9042; FT 9058; FT 9068; FT 9203; FT 9204; FT 9303; FT 9305; FT 9326; FT 9327; FT 9372; FT 9401; FT 9402; FT 9403; FT 9474; FT 9513; FT 9514; FT 9611; FT 9630; FT 9709; FT 9872; FT 9908; FT 9911; FT 9923; FT 9937; FT 9950; FT 9961; FT 9977; FT 9978; FT 10051; FT 10057; FT 10105; FT 10109; FT 10121; FT 10272 and FT 10295 for purposes of the representations required by Rule 487 and represents the following:

(1)that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2)that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3)that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 10340, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on October 14, 2022.

FT 10340

By:	First Trust Portfolios L.P. Depositor

By:	/s/ Elizabeth H. Bull Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Name	Title*	Date

James A. Bowen	Director of The Charger Corporation, the General Partner of First Trust Portfolios L.P., and Chief Executive Officer of First Trust Portfolios L.P.	) ) ) )By: /s/ Elizabeth H. Bull ) Attorney-in-Fact** ) October 14, 2022
James M. Dykas	Chief Financial Officer of First Trust Portfolios L.P.	) )
Christina Knierim	Controller of First Trust Portfolios L.P.	) )

*	The title of the person named herein represents his or her capacity in and relationship to First Trust Portfolios L.P., the Depositor.
**	Executed copies of the related powers of attorney were filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 10131 (File No. 333-264568) and the same is hereby incorporated herein by this reference.

CONSENT OF COUNSEL

The consent of counsel to the use of its name in the Prospectus included in this Registration Statement is contained in its opinion filed as Exhibit 3.1 of the Registration Statement.

Consent of Independent Registered Public Accounting Firm

The consent of Deloitte & Touche LLP to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.

EXHIBIT INDEX

1.1	Standard Terms and Conditions of Trust for FT 10292 and certain subsequent Series, effective September 7, 2022 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee and First Trust Advisors L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-266325] filed on behalf of FT 10292).

1.1.1	Trust Agreement for FT 10340, effective October 14, 2022 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2	Certificate of Limited Partnership of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.3	Amended and Restated Limited Partnership Agreement of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form

S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.4	Articles of Incorporation of Nike Securities Corporation, predecessor to The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.5	By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.7	Fund of Funds Agreements (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-261661] filed on behalf of FT 9909, Amendment No. 1 to Form S-6 [File No. 333-261297] filed on behalf of FT 9857, Amendment No. 1 to Form S-6 [File No. 333-262164] filed on behalf of FT 9948, Amendment No. 1 to Form S-6 [File No. 333-262344] filed on behalf of FT 9965 and Amendment No. 1 to Form S-6 [File No. 333-263845] filed on behalf of FT 10083).

2.2	Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).

3.1	Opinion of counsel as to legality of securities being registered.

4.1	Consent of Independent Registered Public Accounting Firm.

6.1	List of Principal Officers of the Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-236093] filed on behalf of FT 8556).

7.1	Powers of Attorney executed by the Officers listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-264568] filed on behalf of FT 10131).